Shareholder meeting results (Unaudited)
June 24, 2011 meeting

A proposal to approve a new management contract providing for a change in your funds performance index was approved as follows:

Votes for 		Votes against 	Abstentions 	Broker non-votes
606,080 		34,620 		31,737 		-

A proposal to approve an amendment to your funds fundamental investment restriction relating to the acquisition of voting securities of any issuer was approved as follows:

Votes for 		Votes against 	Abstentions 	Broker non-votes
593,762 		34,459 		44,216		 -

All tabulations are rounded to the nearest whole number.